FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1.   FRN Variable Rate Fix announcement dated 18 October, 2004
No. 2.   FRN Variable Rate Fix announcement dated 18 October, 2004
No. 3.   FRN Variable Rate Fix announcement dated 18 October, 2004
No. 4.   FRN Variable Rate Fix announcement dated 18 October, 2004
No. 5.   FRN Variable Rate Fix announcement dated 18 October, 2004
No. 6.   FRN Variable Rate Fix annuoncement dated 19 October, 2004
No. 7.   FRN Variable Rate Fix announcement dated 20 October, 2004
No. 8.   FRN Variable Rate Fix announcement dated 20 October, 2004
No. 9.   FRN Variable Rate Fix announcement dated 20 October, 2004
No. 10.  FRN Variable Rate Fix announcement dated 21 October, 2004

Document No. 1

RE: NORTHERN ROCK PLC
USD 10,000,000.00
MATURING: 19-Jan-2007
ISSUE DATE: 19-Jan-2001
ISIN: XS0123040213

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Oct-2004 TO 19-Jan-2005 HAS BEEN FIXED AT 2.180000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 19-Jan-2005 WILL AMOUNT TO:
USD 557.11 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 2,750,000.00
    MATURING: 15-Apr-2009
    ISSUE DATE: 22-Oct-2003
    ISIN: XS0178852199

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Oct-2004 TO 17-Jan-2005 HAS BEEN FIXED AT 4.994380 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 17-Jan-2005 WILL AMOUNT TO:
GBP 128.62 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 400,000,000.00
    MATURING:16-Jan-2007
    ISSUE DATE: 16-Jan-2004
    ISIN: XS0183743151

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Oct-2004 to 17-Jan-2005 HAS BEEN FIXED AT 4.969380 PCT.

INTEREST PAYABLE VALUE 17-Jan-2005 WILL AMOUNT TO
GBP 12.77 PER GBP 1,000.00 DENOMINATION.
GBP 127.69 PER GBP 10,000.00 DENOMINATION.
GBP 1,276.88 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4


RE: NORTHERN ROCK
    CHF 50,000,000.00
    MATURING: 19-May-2005
    ISSUE DATE: 19-Nov-2003
    ISIN: XS0180639725

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Oct-2004 TO 19-Nov-2004 HAS BEEN FIXED AT 0.610000 PCT

DAY BASIS 31/360

INTEREST PAYABLE VALUE 19-Nov-2004 WILL AMOUNT TO:
CHF 5.25 PER CHF 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5

RE: NOTHERN ROCK PLC
JPY 25,000,000,000.00
MATURING: 19-Jan-2006
ISSUE DATE: 19-Feb-2003
ISIN: XS0162946916

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Oct-2004 TO 19-Jan-2004 HAS BEEN FIXED AT 0.103750 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 19-Jan-2004 WILL AMOUNT TO:
JPY 265.00 PER JPY 1,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 17-JAN-2005
    ISSUE DATE:01-OCT-2002
    ISIN: XS0155313397

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-OCT-2004 TO 17-JAN-2005 HAS BEEN FIXED AT 4.982500 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 17-JAN-2005 WILL AMOUNT TO:
GBP 124.22 PER 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 7


RE: NORTHERN ROCK PLC
    GBP 100,000,000.00
    MATURING: 19-Jan-2005
    ISSUE DATE:19-Jly-2002
    ISIN: XS0151685103

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-OCT-2004 TO 19-JAN-2005 HAS BEEN FIXED AT 4.952500 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 19-JAN-2005 WILL AMOUNT TO:
GBP 1,248.30 PER 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 8

RE: NORTHERN ROCK PLC
    GBP 25,000,000.00
    MATURING: 16-Jly-2009
    ISSUE DATE:16-Jan-2004
    ISIN: XS0183579415

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-OCT-2004 TO 17-JAN-2005 HAS BEEN FIXED AT 5.022500 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 17-JAN-2005 WILL AMOUNT TO:
GBP 12.52 PER 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 9


RE: NOTHERN ROCK PLC
    GBP 4,100,000.00
    MATURING: 15-Oct-2007
    ISSUE DATE: 16-Oct-2002
    ISIN: XS0156549296

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Oct-2004 TO 17-Jan-2005 HAS BEEN FIXED AT 5.022500 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 17-Jan-2005 WILL AMOUNT TO:
GBP 12.52 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 10

RE: NORTHERN ROCK PLC
    GBP 938,000.00
    MATURING: 20-Oct-2008
    ISSUE DATE: 17-Oct-2003
    ISIN: XS0178381306

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Oct-2004 TO 20-Jan-2005 HAS BEEN FIXED AT 4.953750 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 20-Jan-2005 WILL AMOUNT TO:
GBP 12.49 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  25 October, 2004         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary